UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 333-267039

(Check One) ☐ Form 10-K       ☐ Form 20-F     ☐ Form 11-K    ☒ Form 10-Q      ☐ Form 10-D     ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: November 30, 2023

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

Full Name of Registrant

China Infrastructure Construction Corp.

Former Name if Applicable

6201 Bonhomme Road, Suite 466S

Address of Principal Executive Office (Street and Number)

Houston, TX 77036

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The financial information to be contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2023, cannot be analyzed and completed on a timely basis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dante Picazo	214	733-0868
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The operating loss for the six months ended November 30, 2023, is expected to be $333,130, compared with $477,123 for the six months ended November 30, 2022. Revenues and gross profit for the six months ended November 30, 2023, are expected to be $124,594 and $100,682, respectively, while revenues and gross profit for the six months ended November 30, 2022, were $219,962 and $150,332, respectively. Operating expenses for the six months ended November 30, 2023, are expected to be $433,812, compared with $627,455 for the six months ended November 30, 2022. Operating expenses were affected principally by an increase in general and administrative and reductions in contract labor and professional fees.

The operating loss for the three months ended November 30, 2023, is expected to be $212,673, compared with $285,317 for the three months ended November 30, 2022. Revenues and gross profit for the three months ended November 30, 2023, are expected to be $31,465 and $16,372, respectively, while revenues and gross profit for the three months ended November 30, 2022, were $75,410 and $39,750, respectively. Operating expenses for the three months ended November 30, 2023, are expected to be $229,045, compared with $325,067 for the three months ended November 30, 2022. Operating expenses were affected principally by an increase in general and administrative and reductions in contract labor and professional fees.

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CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024	By:	/s/ Dante Picazo Chief Executive Officer (principal executive officer and principal accounting officer)

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